Exhibit 22

List of Guarantor Subsidiaries

The 2021 Notes, 2022 Notes, 2023 Notes, 2027 Notes, 2028 Notes, 2029 Notes, 2035 Notes and 2036 Notes are jointly and severally guaranteed on a full and unconditional basis by L Brands, Inc. (incorporated in Delaware) and the following 100% owned subsidiaries of L Brands, Inc. as of May 2, 2020:

Entity	Jurisdiction of Incorporation or Organization
Bath & Body Works, LLC	Delaware
Bath & Body Works Brand Management, Inc.	Delaware
Bath & Body Works Direct, Inc.	Delaware
beautyAvenues, LLC	Delaware
Direct Factoring, LLC	Nevada
Intimate Brands Holding, LLC	Delaware
Intimate Brands, Inc.	Delaware
L Brands Direct Fulfillment, LLC	Delaware
L Brands Service Company, LLC	Delaware
L Brands Store Design & Construction, Inc.	Delaware
MII Brand Import, LLC	Delaware
Victoria's Secret Direct Brand Management, LLC	Delaware
Victoria's Secret Stores Brand Management, LLC	Delaware
Victoria's Secret Stores, LLC	Delaware